November 13, 2009

VIA FEDERAL EXPRESS AND EDGAR

Attention: Mr. Tom Jones — Examiner

Re:	Zoltek Companies, Inc. Form 10-K for the Fiscal Year Ended September 30, 2008 Letter Dated September 24, 2009 File No. 0-20600

Dear Mr. Jones:

We appreciate the Staff’s letter dated October 27, 2009 in reply to the Letter dated September 24, 2009 filed by Zoltek Companies, Inc. (“Zoltek” or the “Company”). We have set forth below each Staff comment in the comment letter followed by our response to each comment.

Form 10-K for the fiscal year ended September 30, 2008

Item 1. Business, page 3

1.	We note your response to prior comment 1. Please expand your response to address:

•	where you filed as an exhibit your agreement with DeWind Incorporated;

•	the specific size of the agreement with Vestas Wind Systems and Gamesa Group, as we note the disclosure on page 5 that Vestas Wind Systems and Gamesa Group were the only customers that represented over 10% of net sales the last three years and Vestas Wind Systems accounted for 40% of net sales in the last year

•	the extent to which you rely on Vestas Wind Systems and Gamesa Group agreements as we note your response that you are “pursuing multiple wind energy business of similar or greater size” and you entered into the two agreements when you were expanding to meet “anticipated demand;”and

•	the authority on which you rely to conclude that Vestas Wind Systems and gamesa Group agreements need to be filed since you did not believe that your viability as an ongoing entity would have been “permanently precluded or imperiled if either agreement were terminated.”

Zoltek Companies, Inc. × 3101 McKelvey Rd. × St. Louis, MO 63044 (USA) × 314/291-5110 × FAX: 314/291-9082

Response:

•	The long-term supply contract with DeWind Incorporated has not been filed as an exhibit. The Company determined the contract did not meet the criteria required for filing under Item 601(b)(10)(ii)(B) of Regulation S-K and, accordingly, the agreement was not filed as an exhibit to our periodic reports.

•	In May 2007, we entered into a new contract with Vestas Wind Systems under which we estimated, based on prices as of September 30, 2008 and minimum purchase commitments, that we would supply approximately $300 million of carbon fibers in increasing volumes over the contract’s five-year term.

•	In August 2007, we entered into a new contract with Gamesa Group under which we estimated, based on prices as of September 30, 2008 and minimum purchase commitments, that we would supply approximately $142 million of carbon fibers over the contract’s five-year term.

•	In June 2007, we also entered into a contract with DeWind Incorporated under which we estimated, based on prices as of September 30, 2008, that we would supply approximately $30 million of carbon fibers over the contract’s three-year term. The actual sales under any of these contracts listed above may be greater or less than the amounts identified above.

•	In the fiscal years 2009, 2008 and 2007, we reported net sales of $74.2 million, $75.1 million and $49.9 million, respectively, to Vestas Wind Systems, which represented 53.6%, 40.4% and 33.0% of our net sales, respectively, during those fiscal years.

•	The Company reported net sales of $13.4 million, $24.6 million, and $25.1 million during the fiscal years 2009, 2008 and 2007, respectively, to Gamesa Group. These sales represented 9.7%, 13.3% and 16.6% of our net sales, respectively.

•	As contracts entered into in the ordinary course of the Company’s business, under Item 601(b)(10)(ii)(B) of Regulation S-K the above-described agreements are not required to be filed unless they are a contract on which the Company’s business is “substantially dependent.” While representing a significant portion of our sales, the Company did not believe that the listed contracts rose to the level of substantial dependence by the Company. The Commission has not defined the term “substantial dependence” in terms of any bright-line test, such as the 10% of revenue test found in Item 101(c)(vii) or the 15% of fixed assets threshold set forth in clause C of Item 601(b)(10)(ii). The regulatory history of Item 601(b)(10)(ii)(B) of Regulation S-K demonstrates that only contracts of an extraordinary nature are required to be filed as exhibits, including the language in the item itself that refers to contracts to contracts to sell the “major part” of a registrant’s products or services. We believe that in this context the words “substantially dependent” must be afforded their plain meaning. That is, in order for the Company’s business to substantially dependent on a contract the Company would have no other reasonable recourse if the contract were not in place and the loss of the contract would preclude the Company’s ability to continue its business. The plain meaning of the language requires there be a contract that affects the Company’s business operations as a whole in a fundamental or structural way.

Our carbon fibers are incorporated by various manufacturers of large wind turbine blades. As a result, our business is currently dependent upon the level of activity by producers of wind turbines and we understand that this aspect of our business is closely monitored by many of our shareholders. Carbon fiber production requires substantial capital expenditures for manufacturing plants and specialized equipment and processes, and know-how to economically manufacture carbon fibers to meet technical specifications. The carbon fibers used in the manufacture of wind turbine blades must undergo rigorous product qualification requirements. The Company believes that presently most of the other major manufactures of carbon fibers principally manufacture higher-cost carbon fibers for aerospace applications, and have a significant portion of their manufacturing capacity devoted to these high-end applications. Accordingly, the Company believes that, even if the cited contracts were terminated, the Company would retain a significant portion of the sales to these customers due to a lack of readily available alternative manufacturers with sufficient capacity for qualified products. In light of this fact, and the presence of other commercial applications for carbon fiber other than wind energy, the Company does not believe that the termination of the cited contracts would substantially affect the Company’s business operations as a whole in a fundamental or structural way, or permanently preclude or imperil the Company’s viability as an ongoing entity. Accordingly, the Company does not believe its business is “substantially dependent” on these contracts in the manner contemplated under Item 601(b)(10)(ii)(B) of Item S-K.

2.	We note the third sentence of your response to prior comment 1. In future filings, disclose the material terms, such as the minimum purchase requirements, of your agreements with Vestas Wind Systems, Gamesa Group and DeWind Incorporated. Also, expand your Management’s Discussion and Analysis section to describe how your new material agreements will affect the trends shown in your historic results, whether by amount or revenues, margins or otherwise.

Response:

Zoltek has noted and understands the Staff’s comment regarding the need to disclose material terms of our agreements with Vestas Wind Systems, Gamesa Group and DeWind Incorporated. In future filings, we will disclose any applicable material terms to the contracts. In future filings, we will also include within our Management’s Discussion and Analysis section any new material agreements and their effect on our results of operations.

Item 11 Executive Compensation Disclosure, page 60

3.	We note your response to prior comment 8. To the extent that you set any performance targets related to compensation, please confirm that you will disclose all such performance targets in your future filings.

Response:

Zoltek has noted and understands the Staff’s comment regarding the extent for which performance targets relate to compensation. In future filings, we will disclose any performance targets related to compensation.

Form 10-Q for the fiscal quarter ended June 30, 2009

4.	We note your response to prior comment 15. Please amend the Forms 10-Q filed for the quarters ending December 31, 2008, March 31, 2009 and June 30, 2009, respectively, to disclose your officers conclusions regarding the effectiveness of your disclosure controls and procedures.

Response:

Management has concluded the disclosure controls were effective as of the quarters ended June 30, 2009, March 31, 2009 and December 31, 2008. Within the next two weeks, we will amend the Forms 10-Q filed for the quarters ending December 31, 2008, March 31, 2009 and June 30, 2009, respectively, to disclose its officers conclusions regarding the effectiveness of your disclosure controls and procedures.

*      *      *

Pursuant to your prior request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (314) 291-5110 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

ZOLTEK COMPANIES, INC.

By: /s/Andy Whipple

Andy Whipple
Chief Financial Officer